Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aqua Equity Water Co.
PO Box 17785
Long Beach, CA 90807
https://aquaequitywater.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aqua Equity Water Co.
Address: PO Box 17785, Long Beach, CA 90807
State of Incorporation: DE
Date Incorporated: May 04, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive 20% bonus shares

Super Early Bird Bonus

Invest within the next 7 days and receive 15% bonus shares

Early Bird Bonus

Invest within the next 14 days and receive an 10% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive Aqua Equity goodworks bamboo t-shirt and swag bag.

$1,000+ | Tier 2

Invest $1,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and a one-time 15% product discount code on 12pk case of Aqua Equity Water.

$2,500+ | Tier 3

Invest $2,500+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and one complimentary 12pk case of Aqua Equity Water, plus 5% bonus shares.

$5,000+ | Tier 4

Invest $5,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and two complimentary 12pk cases of Aqua Equity Water, plus 10% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and three complimentary 12pk cases of Aqua Equity Water, plus 15% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Aqua Equity Water Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 10 shares Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest

should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Aqua Equity Water Co. was originally formed as an LLC in 2019 and converted into a DE C-Corp on 05/04/2022.

Aqua Equity Water Co. is a black and woman-owned, premium bottled water brand, based in Los Angeles, that is packaged in 100% reusable & recyclable aluminum bottles.

From Federal Prison to division 1 college football champion and receiving his MBA, our original founder wanted to create a company that can focus on giving underserved communities opportunities to rise above their current situation. We use at least 10% of our profits to invest in urban communities that we adopt. The Watts district in Los Angeles is our first adopted community.

We primarily sell our water through the B2B sales channel with gyms, cafes, hospitals, outdoor entertainment venues and film studios. We also sell through e-commerce on Amazon and our own website.

https://www.amazon.com/Aqua-Equity-Water-Enhanced-electrolyte/dp/B09GL9HWTW

https://bubblegoods.com/collections/aqua-equity-water

https://aquaequitywater.com/community-advocacy/

Competitors and Industry

<u>INDUSTRY</u>

The $86B bottled water market is expected to grow more than 7% over the next 4 years.* As consumer behavior trends are moving rapidly away from single-use plastic bottles, we believe our aluminum packaging creates a long-term advantage for Aqua Equity. As the topic of sustainability becomes more prominent, consumer trends are showing a shift away from single-use plastic bottles and packaging (*see article uploaded*). With a focus on our environmental impact from the start, we believe Aqua Equity possesses a long-term advantage in the market with our forever-reusable aluminum packaging.

https://www.statista.com/outlook/cmo/non-alcoholic-drinks/bottled-water/united-states#market-revenue

COMPETITORS

The Company has several major competitors in the bottled water market. Some of the top competitors in our industry include: Liquid Death, Just Water, Proud Source, Fiji and Voss. Liquid Death is the industry leader and the Company's primary competition in the bottled water industry. Just Water also owns significant market share and has a strong appeal to consumers looking for sustainablity in their bottled water. Ever and Ever and Open Water are direct competitors of similar size and development. Liquid Death has raised over $150,000,000 since February 2020 and is valued at $525 million.

https://techcrunch.com/2022/01/03/liquid-death-lands-75-million-more-in-funding-including-to-roll-out-flavored-water/?guccounter=1

https://www.crunchbase.com/organization/liquid-death-mountain-water

https://www.crunchbase.com/organization/just-goods

https://www.crunchbase.com/organization/proud-source-water

https://www.crunchbase.com/organization/fiji-water

https://www.crunchbase.com/organization/voss-2

https://www.prnewswire.com/news-releases/makers-of-vita-coco-launch-new-aluminum-canned-water-ever--ever-300861084.html

https://www.crunchbase.com/organization/open-water

Despite the present competitive landscape, we believe the Aqua Equity stands out in the bottled water industry because of a varity of factors including our aluminum bottle, our founders, and our mission.

Current Stage and Roadmap

CURRENT STAGE

The Company's products are in market and currently sold on Amazon, Bubblegoods, the company website and to Los Angeles Area cafes and resturants as well as several film productions and studios. Aqua Equity Water has also been featured in Spectrum News

https://www.amazon.com/Aqua-Equity-Water-Enhanced-electrolyte/dp/B09GL9HWTW

https://bubblegoods.com/collections/aqua-equity-water

https://aquaequitywater.com/

https://aquaequitywater.com/community-advocacy/

https://sites.sandiego.edu/usd-magazine/2021/08/playing-hard-doing-good

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on expanding market share through contracting several regional distributors, and owning and operating water bottling facilities to become more efficient in production and lower our COGS. We plan to launch the third offering in the form of organic flavored sparkling water.

The Team

Officers and Directors

Name: Ryan Morgan

Ryan Morgan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  Dates of Service: August 22, 2019 - Present
  Responsibilities: Manage the daily business operations and make executive decisions to forward the business. Salary: $12,000/mo, Equity Compensation: 55% of the company.

Other business experience in the past three years:

- **Employer:** Pernod Ricard USA
  Title: Market Manager
  Dates of Service: August 08, 2016 - July 01, 2019
  Responsibilities: To increase the overall Net Net Sales of my market

Name: Brandon Espy

Brandon Espy's current primary role is with Liquid IV. Brandon Espy currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer, Director & Co-Founder
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Direct and manage the company's marketing path and brand image. No Salary; Equity Compensation: 20% of company.

Other business experience in the past three years:

- **Employer:** Liquid IV
  Title: Director of Digital Content

Dates of Service: April 01, 2021 - Present
Responsibilities: Oversee the success of the company's brand image through digital media.

Name: James T. Rogan

James T. Rogan's current primary role is with EnBia LLC. James T. Rogan currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary & Co-Founder
  Dates of Service: April 12, 2021 - Present
  Responsibilities: Take meeting notes when necessary and organize team meetings and communication tools. No Salary; Equity Compensation of 10%.

Other business experience in the past three years:

- **Employer:** EnBia LLC
  Title: Director
  Dates of Service: April 13, 2020 - Present
  Responsibilities: Athlete recruitment and sales

Name: Krystal Jackson

Krystal Jackson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder
  Dates of Service: June 12, 2020 - Present
  Responsibilities: Help to forward the company business and increase company value. No Salary; Equity Compensation of 7%.

Other business experience in the past three years:

- **Employer:** Gala Unlimited
  Title: Founder and manager
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Forward the company business and increase the company value

Name: Brandon Salaam-Bailey

Brandon Salaam-Bailey's current primary role is with Think Watts Foundation . Brandon Salaam-Bailey currently services 40 hours per week in their role with the

Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder
  Dates of Service: March 12, 2021 - Present
  Responsibilities: Help to increase the visibility and value of the band and company. No Salary; Equity Compensation of 5%.

Other business experience in the past three years:

- **Employer:** Think Watts Foundation
  Title: Founder and Director
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Run the foundations operations and donation campaigns

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares/common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares/common stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Aqua Equity is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will

ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Bottled water industry
The bottled water industry has some specific risks such as, unstable raw materials pricing, cost of freight increases and retail space uncertainty.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Morgan	2,200,000	Common Stock	55.0%
Brandon Espy	800,000	Common Stock	20.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

In 2021 the company's revenue $86,064 and in 2020 $29,911. We launched our brand in market on March 2020, right before the COVID-19 pandemic and quarantine. This greatly affected our company performance, sales plan and subsequent sales revenue projections.

Cost of Sales

Operationally, our COGS is too high. We are paying our contract packers on average $19-$22/24 pack case and selling that 24 pack at $28. This has reduced our profit margin to an unsustainable rate. Thus, we have had to take on debt to sustain operations. We are solving this short term by preparing to buy larger quantities from our contract packers to receive quantity discounts that will improve our profit margin. Long term, we are raising capital to purchase equipment and a long-term lease on a production warehouse. This will allow us to significantly reduce our COGS at half the rate we are currently at.

Gross Margins

2021 gross profit increased by over $19,000 over 2020 gross profit which was -$6,321.

Expenses

The Company's expenses consist of, among other things, general and admin expenses, sales and marketing. Expenses increased by approximately $8,000 between 2020 and 2021 while increased net revenue by over 50%.

Historical results and cash flows:

Our historical results and cash flow are expected to drastically increase with working capital injected in to the business. We will be able to greatly reduce our cost of goods sold and spend on marketing the brand for increased sales. These are just two the many factors that will contribute to the company's improvement of cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have approximently $5,700 cash on hand as of June 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to the company's operations and growth. Due to "boot strapping" the start up of this business, we have short term high interest debt to pay off. Removing that debt would greatly reduce our monthly cash burn.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company. None of the company's current funds are made of the crowdfunding campaign.

We need capital to improve our opertions by reducing our COGS and improve our profit margin. We also need to spend on hiring good staff and some advertising and promotion.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

It is uncertain how long we can operate the company with just raising the minimum of $10,000. Our current monthly burn rate is approximately $4,000. $1,500 of the $4,000 is from short term high interest debt.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum goal of $1,000,000 will allow the company to operate indefinitely. As discussed earlier, the capital we are seeking to raise will allow Aqua Equity Water to produce its own product and eliminate using a contract packer. This will significantly increase our profit margin and allow us to be a community job source.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

The company has additional future sources of capital available in the form of lines of credit and convertible notes on an as-needed basis, no final plans have been determined at this time.

Indebtedness

- **Creditor:** BCIF
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  Maturity Date: January 30, 2025
  The company pays $550 monthly

- **Creditor:** Michael Crawford
  Amount Owed: $15,000.00
  Interest Rate: 10.0%
  Maturity Date: October 30, 2022

- **Creditor:** Matt Wiesenberg
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: December 01, 2022

Related Party Transactions

- **Name of Entity:** Brandon Espy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $5,000 loan
  Material Terms: $5,000 loan with no interest

- **Name of Entity:** James T. Rogan
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $10,000 loan
  Material Terms: $10,000 loan with no interest

- **Name of Entity:** Ryan Morgan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: To supplement the lack of salary paid, I received a 0% loan from the company in 2021.
  Material Terms: 0% interest on open term length

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors:

Industry Size & Market

The $86B bottled water market is expected to grow more than 7% over the next 4 years.* As consumer behavior trends are moving rapidly away from single-use plastic bottles, we believe our aluminum packaging creates a long-term advantage for Aqua Equity. As the topic of sustainability becomes more prominent, consumer trends are showing a shift away from single-use plastic bottles and packaging (see article uploaded). With a focus on our environmental impact from the start, we believe Aqua Equity possesses a long-term advantage in the market with our forever-reusable aluminum packaging.

https://www.statista.com/outlook/cmo/non-alcoholic-drinks/bottled-water/united-states#market-revenue

Competitor Comparables

For our valuation process we also used the reasonable basis of comparable, competitive bottled water brands at similar stages and their valuation. Bottled water brands such as Gen Z Water, Everybody Water and Ounce Water to name a few.

The Company has several major competitors in the bottled water market. Some of the top competitors in our industry include: Liquid Death, Just Water, Proud Source, Fiji and Voss. Liquid Death is the industry leader and the Company's primary competition in the bottled water industry. Just Water also owns significant market share and has a strong appeal to consumers looking for sustainablity in their bottled water. Ever and Ever and Open Water are direct competitors of similar size and development. Liquid Death has raised over $150,000,000 since February 2020 and is valued at $525 million.

https://techcrunch.com/2022/01/03/liquid-death-lands-75-million-more-in-funding-including-to-roll-out-flavored-water/?guccounter=1

https://www.crunchbase.com/organization/liquid-death-mountain-water

https://www.crunchbase.com/organization/just-goods

https://www.crunchbase.com/organization/proud-source-water

https://www.crunchbase.com/organization/fiji-water

https://www.crunchbase.com/organization/voss-2

https://www.prnewswire.com/news-releases/makers-of-vita-coco-launch-new-aluminum-canned-water-ever--ever-300861084.html

https://www.crunchbase.com/organization/open-water

Despite the present competitive landscape, we believe the Aqua Equity stands out in the bottled water industry because of a varity of factors including our aluminum bottle, our founders, and our mission.

Business Relationships

Additionally, we carefully weighed our business relationships, corporate and celebrity customers. We have sold products, been used on set by studios and also been featured in celebrity Instagrams such as, Kaiser Permanente, Warner Bros Studios, Fox Studios, Netflix, Cadillac/GM, Liquid-IV and Lululemon apparel, Melina Matsukas, Ari Lennox and Keke Palmer.

Management & Success of Founders

Furthermore, we considered the talent and management experience of the five founders with the IT and knowledge of the bottled water industry and route to market that we have acquired during the last 26 months, which as lead Aqua Equity to get in the Amazon market place on October of 2021.

Intellectual Property

Lastly, we factored in our company's IP and registered trademark slogan of, "drink good...do good" into our valuation process for Aqua Equity.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company only has one class of stock and no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  96.5%
  StartEngine fees.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  50.0%
  We want to buy property in/near the Watts district of Los Angeles for more operational efficiency and to lower our COGS, which will make Aqua Equity much more competitive in the market.

- *Inventory*
  10.0%
  We will buy a large amount of inventory to obtain quantity discounts from the contract packers that we use.

- *Company Employment*
  25.0%
  We will have 5 staff positions initially to forward the company business and operations.

- *Marketing*
  11.5%
  We will spend on advertising, marketing and promotions of Aqua Equity to grow sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aquaequitywater.com/ (Link on the bottom of the website page.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aqua-equity-water

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aqua Equity Water Co.

[See attached]

AQUA EQUITY WATER CO. LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Aqua Equity Water Co. LLC
Long Beach, California

We have reviewed the accompanying financial statements of Aqua Equity Water Co. LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 27, 2022
Los Angeles, California

AQUA EQUITY WATER CO. LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	3,441	$	6,295
Inventory		18,000		-
Due from Related Parties		11,795		-
Total Current Assets		**33,236**		**6,295**
Total Assets	**$**	**33,236**	**$**	**6,295**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	38,480	$	36,782
Current Portion of Loans and Notes		26,950		-
Total Current Liabilities		**65,430**		**36,782**
Promissory Notes and Loans		76,550		56,000
Total Liabilities		**141,980**		**92,782**
MEMBERS' EQUITY				
Members' Equity		(108,744)		(86,487)
Total Members' Equity		**(108,744)**		**(86,487)**
Total Liabilities and Members' Equity	**$**	**33,236**	**$**	**6,295**

See accompanying notes to financial statements.

AQUA EQUITY WATER CO. LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 86,064	$ 29,911
Cost of Goods Sold	72,799	36,231
Gross profit	13,265	(6,321)
Operating expenses		
General and Administrative	59,512	60,189
Sales and Marketing	13,554	5,719
Total operating expenses	73,066	65,908
Operating Income/(Loss)	(59,800)	(72,228)
Interest Expense	7,456	-
Other Loss/(Income)	(45,000)	-
Income/(Loss) before provision for income taxes	(22,256)	(72,228)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (22,256)**	**$ (72,228)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**(16,759)**
Capital contribution		2,500
Net income/(loss)		(72,228)
Balance—December 31, 2020	**$**	**(86,487)**
Net income/(loss)		(22,256)
Balance—December 31, 2021	**$**	**(108,744)**

See accompanying notes to financial statements.

AQUA EQUITY WATER CO. LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(22,256)	$	(72,228)
Changes in operating assets and liabilities:				
Inventory		(18,000)		-
Due from Related Parties		(11,795)		-
Credit Cards		1,698		24,542
Net cash provided/(used) by operating activities		**(50,354)**		**(47,686)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		-		2,500
Borrowing on Promissory Notes and Loans		47,500		50,000
Net cash provided/(used) by financing activities		**47,500**		**52,500**
Change in Cash		(2,854)		4,814
Cash—beginning of year		6,295		1,481
Cash—end of year	**$**	**3,441**	**$**	**6,295**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	7,456	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aqua Equity Water Co. LLC was formed on August 5, 2019 in the state of California. The financial statements of Aqua Equity Water Co. LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Long Beach, California.

Aqua Equity Water is a black owned and operated, certified minority business enterprise, single serve premium bottled water brand based in Los Angeles that is packaged in 100% reusable & recyclable aluminum bottles. We primarily sell our water through the B2B sales channel with gyms, cafes, outdoor entertainment venues and film studios. We also sell our water online and at regional retail locations. We use at least 10% of our profits to invest in urban communities that we adopt. Watts in Los Angeles, CA is our first adopted community.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of bottled water, which is packaged in 100% reusable & recyclable aluminum bottles.

Cost of sales

Cost of sales include the cost of goods sold and packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $13,554 and $5,719, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	18,000	-
Total Inventory	**$ 18,000**	**$ -**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Ryan B. Morgan	55.0%
Brandon Espy	20.0%
James T. Rogan	10.0%
Krystal Jackson	10.0%
Brandon Salaam-Bailey	5.0%
TOTAL	**100.0%**

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - BCIF	$ 20,000	0.00%	12/2/2021	12/2/2024	$ -	$ -	$ -	$ 20,000	$ 20,000	$ -	$ -	$ -	$ -	$ -
Promissory Note - Matthew Weisenberg	$ 25,000	0.00%	11/24/2021	11/24/2022	$ -	$ -	$ 25,000	$ -	$ 25,000	$ -	$ -	$ -	$ 10,000	$ 10,000
SBA EIDL Loan	$ 58,600	3.75%	6/17/2020	6/17/2050	$ 2,194	$ 2,194	$ 1,950	$ 56,550	$ 58,500	$ -	$ -	$ -	$ 1,000	$ 1,000
PPP loan	$ 45,000	1.00%	5/1/2020	Forgiven on 12/06/2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 45,000	$ 45,000
Total					$ 2,194	$ 2,194	$ 26,950	$ 76,550	$ 103,500	$ -	$ -	$ -	$ 56,000	$ 56,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 26,950
2023	1,950
2024	21,950
2025	1,950
2026	1,950
Thereafter	48,750
Total	**$ 103,500**

6. RELATED PARTY

During 2021, the Company loaned money to one of its members, Ryan B. Morgan, in the amount of $11,795. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, the outstanding balance is $11,795.

On January 14, 2022, the Company received a loan in the amount of $5,000 from Brandon Espy, one of the members. The loan bears no interest rate and has no defined maturity date.

On March 25, 2022, the Company received a loan in the amount of $10,000 from J.T. Rogan, one of the members. The loan bears no interest rate and has no defined maturity date.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through May 27, 2022, which is the date the financial statements were available to be issued.

On January 14, 2022, the Company received a loan in the amount of $5,000 from Brandon Espy, one of the members. The loan bears no interest rate and has no defined maturity date.

On March 25, 2022, the Company received a loan in the amount of $10,000 from J.T. Rogan, one of the members. The loan bears no interest rate and has no defined maturity date.

On April 14, 2022, the Company entered into a promissory note agreement with Michael Crawford in the amount of $15,000. The note bears an interest rate of 10% per annum and maturity date is set on October 14, 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $59,800, an operating cash flow loss of $50,354, and liquid assets in cash of $3,441, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Aqua Equity Water

drink good... do good.


MBE
dedicated to
closing the
social equity gap.

Website | Long Beach, CA | CONSUMER PRODUCTS

We are Aqua Equity Water, a black and woman minority-owned bottled water brand and a certified Minority Business Enterprise that exists to close the social equity gap in under-resourced communities. Using 100% recyclable and forever reusable aluminum bottles, our focus is community, education, and environmental impact.

$6,510 raised

18 Investors	$20M Valuation
$5.00 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 1 | Comments | Follow

Reasons to Invest

- We honor our past while owning our responsibility. Aqua Equity is doing our part to build a sustainable future with 100% recyclable aluminum bottles.
- The $86B bottled water market is expected to grow more than 7% over the next 4 years.* As consumer behavior trends are moving rapidly away from single-use plastic bottles, we believe our aluminum packaging creates a long-term advantage for Aqua Equity.
- As a black and woman minority-owned company, Aqua Equity is a social enterprise dedicated to enriching opportunities for the under-resourced community of Watts, CA. A portion of all profits go towards education and community initiatives.

*Market statistics provided by Statista (source)

A Social Enterprise & Bottled Water Brand Created to Give Back

Aqua Equity Water exists to invest in **under-resourced urban communities** through the sale of mineral enriched and mountain spring water.

Good work to us means giving back for a good cause. Along with our environmental efforts to lower the amount of plastic pollution by using 100% aluminum bottles, we also pride ourselves on our dedication to community and education. Because **everyone deserves clean, sustainable water** - no matter where they are from.


drink good... do good.
Aqua Equity exists to invest in under-resourced urban communities to help close the social equity gap.

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Aqua Equity Water:

$100+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Early Bird Bonus

Invest within the next 14 days and receive an 10% bonus shares

3 days 21 hours 33 mins 49 secs

$500+ Investment

Tier 1

Invest $500+ and receive Aqua Equity goodworks bamboo t-shirt and swag bag.

$1,000+ Investment

Tier 2

Invest $1,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and a one-time 15% product discount code on 12pk case of Aqua Equity Water.

$2,500+ Investment

Tier 3

Invest $2,500+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and one complimentary 12pk case of Aqua Equity Water, plus 5% bonus shares.

Coming from an under-resourced urban community himself, Founder Ryan Morgan felt the impact of a neglected community in his early years. Determined to follow a different path, Ryan pulled through the setbacks and earned a marketing degree from the University of San Diego and a MBA from Concordia University. He would go on to spend twelve years in the alcohol beverage industry working for two of the largest suppliers on the globe, where he was responsible for net sales of over $34 million. Yet, Ryan noticed a lack in representation around him.

Created to address this gap, Aqua Equity Water was launched in March 2020 with the help of Brandon Espy, Krystal Jackson, JT Rogan, and Brandon "Stix" Salaam-Bailey.

AQUA EQUITY

Today, Aqua Equity's hyperfocus on giving back to the community has gained the brand a respected following and interest from major corporations. We believe Aqua Equity is capable of making **an important impact**, and as we share our mission with the StartEngine community, we are excited for others to join our story as we seek to change the landscape of bottled water.

THE PROBLEM

Social Equity Gaps are Impacting Urban Communities

Under-priviledged urban communities commonly suffer a number of setbacks that **disproportionately affect black and brown residents**. Having experienced this first-hand, Aqua Equity founder Ryan Morgan was determined to write his own story.

FOUNDER'S STORY:
this is how Aqua Equity was born.


One year after graduating high
02:50

In addition to the disparity in education that can stunt early development and limit professional opportunities, there is a major lack of green spaces, and city-owned housing and public areas are often neglected. With this neglect comes environmental impacts, such as pollution and unsafe drinking water which can cause health problems.

Aqua Equity seeks to improve these social equity gaps by providing clean, sustainable, and accessible bottled water, with a portion of all sales going towards education & community initiatives in the company's local neighborhood of Watts, CA.

$5,000+
Investment
Tier 4
Invest $5,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and two complimentary 12pk cases of Aqua Equity Water, plus 10% bonus shares.

$10,000+
Investment
Tier 5
Invest $10,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and three complimentary 12pk cases of Aqua Equity Water, plus 15% bonus shares.

THE SOLUTION

Mineral-Enriched & Mountain Spring Water with a Purpose

Aqua Equity honors our past, but owns our responsibility to build a sustainable future by using **100% recyclable** and forever-reusable aluminum bottles. We offer both mountain spring water and mineral-enriched, electrolyte enhanced water, purified through reverse osmosis for a clean and crisp taste.


reusable
infinitely recyclable
made in america

Our “drink good, do good” mission is driven by our 3 pillars: **Environment, Education, and Community**.

Environment: Aqua Equity water is sourced from local aquifers helping to reduce carbon pollution, while our aluminum packaged cans are recycled at a rate of more than 20x that of plastic bottles. Additionally, we've spearheaded an annual community clean-up in an effort to bring a positive environmental change to the Watts neighborhood.

Education: Through our community partners such as THINKWATTS, GYRD, WATTS HEALTHCARE, and HACLA, we have educational programs in entrepreneurship and financial literacy, fitness clinics in boxing and basketball, and community events like health fairs and food drives.

Community: Portions of every Aqua Equity product purchased are given back to a socially disadvantaged community. We pay homage to Watts on our bottle due to the rich history of a one time promised land for Black prosperity during The Great Migration. With each sale, Aqua Equity is rebuilding that dream by working collectively with the community.


GOOD WORK MEANS
giving back for a good cause
AQUA EQUITY

We have a business model similar to other major philanthropy-driven for-profit brands, however we feel that our personal connection to our mission and the backing of our community sets us apart from other social enterprises.

Our target market is corporate B2B - specifically corporations that are seeking to align themselves with BIPOC businesses as a way of giving back. We are currently on Amazon through the Black Business Accelerator.

THE MARKET

A Growing Market Full of Environmentally-Conscious Consumers

In 2022, **the U.S. Bottled Water Market** is projected to amount to **$86 billion dollars** and is expected to grow annually by more than 7% for the next 4 years (source).


THE MARKET
u.s. bottled water sales
AQUA EQUITY
$40B
$52B
$68B
$86B
'13
'16
'19
'22

(source)

As the topic of sustainability becomes more prominent, consumer trends are showing a shift away from single-use plastic bottles and packaging (source). With a focus on our environmental impact from the start, we believe Aqua Equity possesses a long-term advantage in the market with our forever-reusable aluminum packaging.

OUR TRACTION

We Have Doubled Our Number of Major Corporate Customers in the Last Year

Aqua Equity is grateful to the corporations who have purchased from us. Within the last year, we have been able to double our number of major corporate customers.

lululemon athletica
Watts healthcare a california health⁺ center
HBO
WB
NETFLIX
KAISER PERMANENTE
mastercard
Martin Luther King, Jr. Community Hospital
SWINERTON
gm

We're growing our reach in the local area, having acquired a total of **30 restaurant clients** as of May 2022. Aqua Equity Water is also available today on **Amazon**, as a partner within their Black Business Accelerator program.


Meat & Vino Market




You can now catch Aqua Equity at Highly Likely

The funds from this raise will be directed towards our goal of owning a bottling facility in the Watts area. Accomplishing this would increase our efficiency and help lower the cost of goods for our products, additionally aligning with our mission statement, as we would look to hire local members of the community.

WHY INVEST

Aqua Equity is Empowering Under-Resourced Communities

There has been a recent awakening to address the social and economic equity gaps in America that are affecting underserved communities. We started Aqua Equity for this reason, and being able to set an example for our fellow BIPOC entrepreneurs would be a proud accomplishment for our team.


AQUA EQUITY
WE SEE OURSELVES BECOMING
a leading premium bottled water brand in the U.S.

Within the next five years, we believe Aqua Equity has a chance to become one of the country's leading premium bottled water brands. With the 2028 Summer Olympics taking place in Los Angeles, our goal is to be one of the official bottled water brands of the event.

We hope you join us on our mission to "**drink good and do good**" by investing in Aqua Equity Water today.


drink good, do good
AQUA EQUITY
10% of profits go to the Watts community

8/5/2019



Our Company Launches!

We launched following our attendance of several Watts City Council meetings. We knew that we could drink good, and do good, for everyone in Watts.

3/10/2020



Product Launch in Market

We launched our product by picking up several distribution points at local convenience stores.

4/28/2020



First Watts Donation w/ Co-Founder Stix

We made our first contribution to the Watts community at University Pathways Public Service Academy through a "Meals On Wheels" program

6/2/2020



Grammy-winning R&B artist Ari Lennox posted our product

This drew attention to our brand, which started to get us attention from the entertainment industry

6/11/2020



First Major Watts Food Distribution w/ Co-Founder Stix

In partnership with Thinkwatts Foundation and BeyondMeat, we donated water to every development within the Watts community.

7/24/2020



First Restaurant Client

All Day Baby became our first restaurant client. This has led to several other cafes, restaurants, and health spas following suit!

8/4/2020



Launched our Pure Mountain Spring Water Product

We started with Electrolyte-enhanced but saw a growing demand for Pure Mountain Spring! Now our most popular product.

March 2021



HBO/Insecure Becomes a Customer

We partnered with HBO to service "Insecure" at the direction of cast member Issa Rae. Thank you Issa!

April 2021



Hosted First Earth Day Clean-up

On Earth Day, we partnered with local organizations to clean-up around Watts's Nickerson Gardens housing community.

August 2021



HBO/Barry Added as a Customer

We picked up the HBO show "Barry" as a customer where we provided our water for their entire cast and crew.

October 2021


amazon
AQUA EQUITY

Amazon Product Launch

We launched product sales on Amazon through Amazon's Black Business Accelerator initiative.

November 2021



Warner Bros./Young Sheldon Becomes a Customer

A spin-off of the massively popular "Bob Bang Theory", we continued to pick up traction with high profile film and television shows.

March 2022

Netflix Becomes a Customer

With our film and television footprint expanding, we now have Netflix shows and staff as customers.

July 2022

Launched on StartEngine

Now YOU can own a part of our company!

In the Press

KTLA 5 FOOD&WINE USA TODAY SPECTRUM NEWS

SHOW MORE

Meet Our Team



Ryan Morgan

CEO & Co-Founder

Growing up in the gang-ridden streets of San Bernardino, at nineteen years old, Ryan was sent to federal prison for armed bank robbery, an event that changed his life forever.

Coming from an under-resourced urban community, Ryan felt the true effects of how an under-resourced urban community can depress its citizens.

Ryan attended Laney College in Oakland, then went on to play football at the prestigious University of San Diego under Coach Jim Harbaugh, before receiving his MBA from Concordia University.

Ryan spent over a decade working with two of the largest suppliers in the alcohol beverage industry where he was responsible for yearly net sales in excess of $34 million.

In full dedication to the Aqua Equity "Drink Good...Do Good" mantra, Ryan currently works on all elements of the company and can be seen all over Los Angeles, very likely with a bottle of Aqua Equity nearby.



Brandon Espy

CMO, Director & Co-Founder

Brandon is a graduate of University of San Diego where he played football alongside Ryan, J.T. and his Torero teammates.

Currently, Brandon works as the Director of Video Content for Liquid I.V. where he oversees content campaigns and video strategy for the fast growing hydration absorption company.

Brandon is also a critically acclaimed writer, director, and producer for short horror films.



Krystal Jackson

Co-Founder

Krystal Jackson is a graduate of Temple University who began her career managing Southern California's Target headquarters as an Executive Team Leader of Guest Experience.

From there she transitioned to RJ Reynolds Tobacco where she successfully elevated brands such as Newport, Camel, Snus, and Vuse to top performers in their category in over 100 premium accounts, such as 7-Eleven, Sam's Club, Rotten Robbies, Chevron, and Shell Corporation.

After six years in corporate America, she launched a promotional marketing agency specializing in staffing called "Gala Unlimited" in 2014. From sales teams to sponsorships, influencers to industry trade shows, pop-ups to product samplings, they create experience-based brand interactions that redefine cultural impact while working with clients such as Infuse Spirits, Fair Vodka, Pernod Ricard, Greenbar Distillery, and Ararat Brandy.



J.T. Rogan

Secretary & Co-Founder

J.T. Rogan is a proud graduate of the University of San Diego where he played football and studied business. J.T. remains USD Football's all-time leading rusher and all-time leading scorer.

Professionally, J.T. has worked in broadcasting for the likes of PAC-12 Networks and Fox Sports. He also worked in college football administration and coaching for Stanford and Michigan.

Presently, J.T. Rogan works in athletic entrepreneurship in athlete recruitment and Name, Image, & Likeness initiatives with AllAthlete. J.T. is engaged in ongoing philanthropy work with the Arc of Livingston, a charity for individuals with developmental disabilities, and he continues to support charities associated with ALS and Autism.



Brandon "Stix" Salaam-Bailey

Co-Founder

Brandon "Stix" Salaam-Bailey (born July 13, 1983) is an-American rapper, record producer, songwriter, activist, and entrepreneur. Salaam-Bailey, was born and raised in Watts, Ca, having started off as a full-time dancer in 2002, creating one of the most popular dance movements in the world called "KRUMP." The new dance craze eventually went mainstream after it hit the big screens in a docu-film titled "Rize".

In 2018, Stix has recently created the Thinkwatts Foundation a 501c3 company Foundation focused on economic development, homeless housing solutions, programming, and financial assistance to underserved and underprivileged communities. To date, the foundation has impacted over 40,000 residents and 7 cities across Los Angeles County. Moreover, Stix is the official ambassador for LAFC (Los Angeles Football Club), LA RAMS, and the LA Clippers. Stix has created the theme song for all 3 teams and has launched multiple community activations over the last year. Furthermore, Stix was awarded 2 CLIO awards for his collaboration with the Rams on a piece titled 'What's Watts'. On June 19th, 2021 Stix was awarded a key to the city of Watts by Los Angeles City Council member Jos Buscaino.

Offering Summary

Company	Aqua Equity Water Co.
Corporate Address	PO Box 17785, Long Beach, CA 90807
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$20,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive 20% bonus shares

Super Early Bird Bonus

Invest within the next 7 days and receive 15% bonus shares

Early Bird Bonus

Invest within the next 14 days and receive an 10% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive Aqua Equity goodworks bamboo t-shirt and swag bag.

$1,000+ | Tier 2

Invest $1,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and a one-time 15% product discount code on 12pk case of Aqua Equity Water.

$2,500+ | Tier 3

Invest $2,500+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and one complimentary 12pk case of Aqua Equity Water, plus 5% bonus shares.

$5,000+ | Tier 4

Invest $5,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and two complimentary 12pk cases of Aqua Equity Water, plus 10% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive Aqua Equity goodworks bamboo t-shirt, swag bag and three complimentary 12pk cases of Aqua Equity Water, plus 15% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Aqua Equity Water Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 10 shares Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Campaign Pitch Video

7 hours ago

This is the fuel that drives our mission of goodworks. Click on the link to watch our campaign pitch video. Drink good...Do good!

https://vimeo.com/734767271

END OF UPDATES

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey, what's up y'all.

I'm Ryan Morgan. One of the founders of Aqua Equity.

I want to share some of my personal story with you guys today.

I grew up in San Bernardino.

A very rough city, similar to Watts, Compton and Oakland.

A predominantly minority city, a black and brown city, with lots of poverty.

I didn't have a father around and neither did any of my friends.

We were looking to the wrong type of mentors, who were gangbangers, dope dealers.

One year after graduating high school, I graduated in 95' and two weeks after I turned 19, I was looked up and sent to federal prison for armed bank robbery.

And I remember that day, I finally got caught, I made an eternal decision right there on the floor with those guns to my head, that this is the last negative, taking from society, criminal thing that I'm going to do.

I heard those doors slam and I remember thinking to myself that first night, that this wasn't going to be my legacy.

I knew right then and there, that I needed to have a mindset shift.

I started taking college courses that we offered. I started my entrepreneur mindset and got more into fitness and actually started getting paid cans of tuna and chicken, which is commerce in prison to actual train other inmates.

So, when I got out, I kept that rolling. Enrolled into junior college full time as well as got hired at 24hr Fitness as a full time trainer.

While I was going to school, I got recruited to play football at Laney college in Oakland.

Thankfully, I was recruited by Coach Harbaugh at San Diego and it was one of the greatest experiences of my life.

Where I learned that benefit of hard work and focus. I applied that to my education and graduated from there and went into the alcohol beverage industry.

I climbed the ranks and spent 8 of my 12 years in management and along the way went and got my master's degree in business.

I came to realize that the industry I was in, they weren't ready to give significant opportunities

to individuals from communities that I cared about.

This is why we exist at Aqua Equity.

We pride ourselves on three pillars, that's community, environment and education.

That's why we're kicking off our entrepreneur training program with Watts Community Core.

Come join us in our goodworks and as always, drink good…do good.

Story Video

Speaker 1:

Out of 2000 inmates in federal prison, I was 19 years old, I was the youngest on the prison yard. Fortunately for me, some of the older guys took me under their wings and gave me some guidance, words of counsel that I needed. Being as young as I was, I had a rare opportunity to serve my time and get out still relatively young.

Speaker 1:

I went to work for the largest winery in the world and helped launch some popular brands that are in the number one space in their category. Spent 12 years in the alcohol beverage industry, eight of those 12 years in management. In the last position I was in, I was responsible for $34 million in net sales.

Speaker 1:

I realized the world doesn't need another bottled water brand, unless it's for a good purpose. That's why we're a benefit corporation and our model is drink good, do good. We really believe we can make money and make a difference so that the more we win, the more the community wins. My goal is to help light the pathway to the opportunities from those in the communities that we serve and Watts. There's a saying in the hood that if you knew better, you'll do better. And so we want to help provide that knowledge so that those who want to rise up can do better.

Speaker 1:

Our goal is to raise enough funds to build a bottling facility in the Watts communities, to hire locally, big part of our mission. So help us check it out, spread the word, invest, so we can do more good works. As always, drink good, do good. Cheers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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